2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING APPOINTS MANAGING DIRECTOR AT SOMINCOR S.A.

November 12 2007 (TSX: LUN; OMX: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointment of John Andreatidis as Managing Director of Somincor S.A., with immediate effect.

John, who is 41 and an Australian citizen, graduated in Metallurgy from the University of Queensland, Australia in 1987 and later completed an MSc in Engineering Science from the same university in 2001.

John joined Somincor as Principal Metallurgist in October of 2006 and brings to Somincor 20 years of experience within the base metals industry. He played a key role in a number of operations with his previous employers, the BHP Billiton Group and Mount Isa Mines Limited.

João Carrêlo, Executive Vice President and COO of Lunding Mining Corp., said," The Board of Somincor is very pleased to appoint John Andreatidis to lead the next phase of Somincor’s development. His wide technical and operational experience will enable him to continue to add value to Company, maintain the Operation’s competitiveness and strengthen the Organization’s sustainability. I am convinced that other Lundin Mining Group operations and projects will also benefit from John’s metallurgical knowhow and remarkable experience in this field."

John Andreatidis will be based at the Neves-Corvo mine in Portugal and will report to the Executive Vice President and COO of Lunding Mining.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the fourth quarter of 2007. In addition, the Company holds an extensive exploration portfolio as well as interests in international ventures and development projects including the world class Tenke Fungurume copper/cobalt project in the DRC and the Ozernoe zinc project in Russia.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842